Exhibit 99(a)
CAPITALIZATION AND INDEBTEDNESS
The following table presents our capitalization and indebtedness at March 31, 2026:

At March 31, 2026
(in millions)
Total short-term borrowings(1)	¥60,661,690
Long-term debt:
Obligations under finance leases	26,088
Unsubordinated debt	16,279,165
Subordinated debt	5,321,690
Obligations under loan securitization transactions	273,846
Debt issuance costs	(16,440)
Total long-term debt	21,884,349
Shareholders’ equity:
Capital stock, with no stated value (common stock authorized: 33,000,000,000 shares; common stock issued: 11,867,710,920 shares)	2,090,270
Capital surplus	4,014,472
Retained earnings:
Appropriated for legal reserve	239,571
Unappropriated retained earnings	10,703,489
Accumulated other comprehensive income, net of taxes	3,460,451
Treasury stock, at cost: 580,142,679 common shares	(935,120)
Total shareholders’ equity	19,573,133
Noncontrolling interests	1,266,924
Total equity	20,840,057
Total capitalization and indebtedness	¥42,724,406

Note:
(1)Total short-term borrowings consist of call money and funds purchased, payables under repurchase agreements, payables under securities lending transactions, due to trust account and other short-term borrowings.